Dreyfus
New Jersey
Intermediate
Municipal Bond Fund

ANNUAL REPORT March 31, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus New Jersey Intermediate Municipal Bond Fund covers the 12-month period from April 1, 2004, through March 31, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Scott Sprauer.

Rising energy prices, an improving labor market and robust economic growth appear to have rekindled investors' inflation concerns. Indeed, in its comments accompanying its latest increase in short-term interest rates, the Federal Reserve Board's Federal Open Market Committee indicated that pricing power is "more evident." As a result, the municipal bond market recently gave back a portion of its previous gains.

Nonetheless, most analysts agree that fixed-income securities generally have held up well compared to previous periods of rising short-term interest rates. Strong investor demand and a more moderate supply of newly issued securities have supported prices of municipal bonds. In our view, the tax-exempt bond market's relative strength represents yet another example of how a longer-term investment perspective and a steady asset allocation strategy can benefit investors. As always, we encourage you to talk regularly with your financial advisor about the investment strategies that may be appropriate for you.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 15, 2005



DISCUSSION OF FUND PERFORMANCE

Scott Sprauer, Portfolio Manager

How did Dreyfus New Jersey Intermediate Municipal Bond Fund perform relative to its benchmark?

For the 12-month period ended March 31, 2005, the fund achieved a total return of 0.82%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 0.80% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Other States Intermediate Municipal Debt Funds category was 0.35%.[3]

Although municipal bonds rallied over much of the reporting period, gains were largely offset by weakness during the first quarter of 2005, when rising interest rates and inflationary pressures took their toll on most fixed-income securities. The fund produced a return that was in line with the benchmark and higher than its Lipper category average, primarily due to our emphasis on longer-term bonds.

What is the fund's investment approach?

The fund's objective is to seek as high a level of income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and New Jersey state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its net assets in municipal bonds of below investment-grade credit quality.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal

bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

In April 2004, strengthening labor markets and rising commodity prices sparked concerns that inflationary pressures might rise. In response, in late June 2004 the Federal Reserve Board (the "Fed") implemented its first increase in the overnight federal funds rate in approximately four years. Six additional rate hikes followed over the course of the reporting period, and by the end of March 2005 the federal funds rate had climbed from 1% to 2.75%.

However, unlike previous moves toward higher interest rates, longer-term bond yields did not rise initially. Instead, they declined as investors apparently believed that the moderate pace of economic recovery was not strong enough to ignite an acceleration of inflation. That attitude seemed to change in the first quarter of 2005, when Fed chairman Alan Greenspan called the resilience of longer-term bonds a "conundrum" and noted a return of pricing power for many businesses.

The fund's performance also was influenced by ongoing fiscal challenges faced by New Jersey. Although the state enjoyed higher tax revenues in the recovering economy, it was prohibited from borrowing to balance its next budget. Accordingly, the independent rating agencies are monitoring New Jersey closely, including plans by the acting governor to cut spending and, potentially, raise certain taxes. As a result, we generally avoided the state's uninsured general obligation debt in favor of securities issued by localities and essential services facilities.

In addition, we attempted to manage risks more effectively by diversifying the fund's holdings more broadly among securities of various maturities. We increased the fund's exposure to longer-term bonds in the 11- to 17-year maturity range, which fared relatively well when short-term interest rates rose more than longer-term rates. At the same time, the fund benefited from reduced exposure to securities in the five- to 10-year part of the maturity spectrum, where volatility was pronounced. When purchasing new securities, we generally favored income-oriented, premium bonds that historically have held up relatively well during market declines.

What is the fund's current strategy?

Because we expect the Fed to continue to raise short-term interest rates, we have maintained the fund's relatively defensive investment posture, including balanced exposure to securities of various maturities and a focus on premium bonds. We also have positioned the fund so it can benefit from further narrowing of the yield differences between longer- and shorter-term securities.

April 15, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. - Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years.*

[3] *Source: Lipper Inc.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New Jersey Intermediate Municipal Bond Fund and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 3/31/05*

	1 Year	5 Years	10 Years
Fund	**0.82%**	**5.03%**	**4.90%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
The above graph compares a $10,000 investment made in Dreyfus New Jersey Intermediate Municipal Bond Fund on 3/31/95 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.
The fund invests primarily in New Jersey municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph takes into account fees and expenses. The Index is not limited to investments principally in New Jersey municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged, total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Intermediate Municipal Bond Fund from October 1, 2004 to March 31, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.94
Ending value (after expenses)	$1,000.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2005

Expenses paid per $1,000†	$ 3.98
Ending value (after expenses)	$1,020.99

† *Expenses are equal to the fund's annualized expense ratio of .79%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

March 31, 2005

Long-Term Municipal Investments−99.1%	Principal Amount ($)	Value ($)
New Jersey−96.5%		
Atlantic City Board of Education:		
5.50%, 12/1/2008 (Insured; FSA,		
Guaranteed; School Board Reserve Fund)	1,250,000	1,354,163
6%, 12/1/2013 (Insured; FSA,		
Guaranteed; School Board Reserve Fund)	3,205,000	3,703,890
Bayshore Regional Sewer Authority,		
Subordinated Sewer Revenue:		
5.30%, 4/1/2008 (Insured; MBIA)	1,000,000	1,044,190
5.40%, 4/1/2009 (Insured; MBIA)		
(Prerefunded 4/1/2006)	1,000,000 [a]	1,047,210
Bergen County Improvement Authority,		
School District Revenue:		
(Engelwood City Board of Education Project):		
5.25%, 4/1/2018	1,400,000	1,521,800
5.25%, 4/1/2019	1,475,000	1,598,708
5.25%, 4/1/2020	1,550,000	1,676,356
(Wyckoff Township Board of Education)		
5.25%, 4/1/2020	1,770,000	1,928,787
Bergen County Utilities Authority, Water Pollution Control		
Revenue 5.375%, 12/15/2013 (Insured; FGIC)	1,155,000	1,263,801
Brick Township Municipal Utilities Authority,		
Water and Sewer Revenue		
5.10%, 12/1/2009 (Insured; FGIC)	1,500,000	1,567,425
Burlington County Bridge Commission:		
LR (Governmental Leasing Program):		
5.25%, 8/15/2016	1,100,000	1,180,674
5.25%, 8/15/2017	1,355,000	1,451,435
Pooled Loan Revenue (Governmental Loan Program)		
5.25%, 12/15/2019 (Insured; AMBAC)	2,890,000	3,135,650
Camden County Municipal Utilities Authority,		
County Agreement Sewer Revenue		
5%, 7/15/2009 (Insured; FGIC)	3,200,000	3,328,384
Cape May County Municipal Utilities Authority		
5.75%, 1/1/2016 (Insured; FSA)	2,000,000	2,296,640
Delaware River and Bay Authority, Revenue:		
5.25%, 1/1/2017 (Insured; MBIA)	1,160,000	1,277,241
5.25%, 1/1/2019 (Insured; MBIA)	2,390,000	2,631,557
Freehold Regional High School:		
5.50%, 3/1/2009 (Insured; FGIC, Guaranteed;		
School Board Reserve Fund)	1,450,000	1,577,499
5.50%, 3/1/2010 (Insured; FGIC, Guaranteed;		
School Board Reserve Fund)	2,460,000	2,708,263

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Hoboken Parking Utilities		
5.25%, 1/1/2018 (Insured; FGIC)	3,210,000	3,468,469
Hudson County Improvement Authority,		
Facility Lease Revenue (Hudson County Lease Project)		
5.25%, 10/1/2012 (Insured; FGIC)	2,795,000	2,992,467
Jersey City:		
Public Improvement 5.25%, 9/1/2010		
(Insured; MBIA) (Prerefunded 9/1/2009)	1,605,000 [a]	1,750,991
Water 5.20%, 10/1/2008 (Insured; AMBAC)	1,565,000	1,647,319
Middlesex County Utilities Authority, Sewer Revenue		
6.25%, 8/15/2010 (Insured; MBIA)	1,500,000	1,641,000
Monmouth County 5.10%, 10/1/2010		
(Prerefunded 10/1/2005)	2,600,000 [a]	2,686,658
Monmouth County Improvement Authority,		
Governmental Loan Revenue		
5.25%, 12/1/2020 (Insured; AMBAC)	2,235,000	2,409,621
New Jersey Economic Development Authority, Revenue:		
Cigarette Tax		
5.50%, 6/15/2024	2,300,000	2,396,209
Department of Human Services		
5.75%, 7/1/2014	1,080,000	1,187,514
Economic Development		
(Masonic Charity Foundation)		
5%, 6/1/2018	1,680,000	1,748,527
School (The Peddie School Project)		
4%, 2/1/2007	1,000,000	1,020,640
School Facilities, Construction:		
5.50%, 6/15/2011 (Insured; AMBAC)	2,500,000	2,772,025
5.25%, 12/15/2013 (Insured; AMBAC)	1,255,000	1,381,705
5.25%, 6/15/2016 (Insured; AMBAC)	4,500,000	4,923,540
(Transportation Project)		
5.25%, 5/1/2011 (Insured; FSA)	2,210,000	2,411,596
New Jersey Educational Facilities Authority, Revenue:		
College and University:		
(College of New Jersey)		
5.375%, 7/1/2017 (Insured; FGIC)	1,300,000	1,413,581
(Fairleigh Dickenson University)		
6%, 7/1/2020	2,000,000	2,184,440
(Montclair State University)		
5.125%, 7/1/2022 (Insured; MBIA)	1,840,000	1,954,006
Motor Vehicle Surcharge Revenue		
Zero Coupon 7/1/2018 (Insured; MBIA)	5,000,000	2,770,850

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Educational Facilities Authority, Revenue (continued):		
College and University (continued):		
(Princeton University):		
5.125%, 7/1/2012	1,550,000	1,681,750
5.25%, 7/1/2014 (Prerefunded 7/1/2010)	2,885,000 a	3,147,449
5%, 7/1/2023	2,000,000	2,117,500
(Seton Hall University):		
5.25%, 7/1/2006 (Insured; AMBAC)	2,030,000	2,095,021
5.25%, 7/1/2009 (Insured; AMBAC)	1,050,000	1,133,328
Public Library Project Grant Issue		
5.50%, 9/1/2017 (Insured; AMBAC)	1,500,000	1,650,690
New Jersey Health Care Facilities Financing Authority,		
Health Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center) 6%, 7/1/2012	3,145,000	3,502,712
(Capital Health System Obligated Group)		
5.50%, 7/1/2011	2,730,000	2,911,545
(Health Care System Obligated Group)		
5.50%, 7/1/2012	1,645,000	1,763,012
(Raritan Bay Medical Center Issue)		
6.625%, 7/1/2005	2,800,000	2,823,100
(Robert Wood Johnson University Center):		
5%, 7/1/2008 (Insured; MBIA)	1,500,000	1,551,390
5.375%, 7/1/2013	2,000,000	2,115,440
(Saint Joseph's Hospital and Medical Center)		
5.15%, 7/1/2006 (Insured; Connie Lee)	2,555,000	2,617,828
(Somerset Medical Center) 5.50%, 7/1/2018	4,155,000	4,262,615
(South Jersey Hospital) 6%, 7/1/2012	3,000,000	3,329,340
(Trinitas Hospital Obligated Group)		
7.375%, 7/1/2015	4,000,000	4,538,400
New Jersey Housing and Mortgage Finance Agency, Revenue,		
Home Buyer 5%, 4/1/2005 (Insured; MBIA)	2,000,000	2,000,000
New Jersey Transportation Trust Fund Authority,		
Transportation System:		
5.50%, 6/15/2009	2,725,000	2,968,533
6%, 12/15/2014 (Insured; MBIA)	1,370,000	1,564,170
6%, 12/15/2014 (Insured; MBIA)		
(Prerefunded 12/15/2011)	2,630,000 a	3,002,750
6%, 12/15/2016 (Insured; MBIA)		
(Prerefunded 12/15/2011)	5,000,000 a	5,708,650

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Turnpike Authority, Turnpike Revenue:		
5.75%, 1/1/2010 (Insured; MBIA)		
(Prerefunded 1/1/2010)	685,000 [a]	759,617
5.75%, 1/1/2010 (Insured; MBIA)	2,315,000	2,556,455
6%, 1/1/2014 (Insured; MBIA)		
(Prerefunded 1/1/2014)	1,820,000 [a]	2,117,770
6%, 1/1/2014 (Insured; MBIA)	3,180,000	3,677,193
5%, 1/1/2020 (Insured; FSA)	5,000,000	5,258,350
North Hudson Sewer Authority, Sewer Revenue:		
5.25%, 8/1/2010 (Insured; FGIC)	3,825,000	3,981,213
5.25%, 8/1/2016 (Insured; FGIC)	2,000,000	2,163,360
5.25%, 8/1/2017 (Insured; FGIC)	2,000,000	2,160,720
North Jersey District of Water Supply Commission (Wanaque South Project):		
5.25%, 7/1/2014 (Insured; MBIA)	2,200,000	2,408,472
5.25%, 7/1/2015 (Insured; MBIA)	4,570,000	4,994,644
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue 5%, 11/1/2010 (Insured; MBIA)	2,250,000	2,343,870
Ocean County, General Improvement:		
5.65%, 7/1/2005	1,600,000	1,613,648
5%, 9/1/2012	1,300,000	1,392,755
5%, 9/1/2013	1,200,000	1,284,516
Ocean County Utilities Authority, Wastewater Revenue 5.25%, 1/1/2017	1,500,000	1,612,155
Port Authority of New York and New Jersey (Consolidated Board 101st Series) 5.25%, 9/15/2006 (Insured; MBIA)	1,000,000	1,021,060
South Brunswick Township Board of Education 5.625%, 12/1/2010 (Insured; FGIC, Guaranteed; School Board Reserve Fund) (Prerefunded 12/1/2009)	1,820,000 [a]	2,005,021
Southeast Morris County Municipal Utilities Authority, Water Revenue 5%, 1/1/2012 (Insured; MBIA)	1,000,000	1,069,660
Southern Regional High School District 5.50%, 9/1/2011 (Insured; MBIA) (Prerefunded 9/1/2006)	1,600,000 [a]	1,662,688
Tobacco Settlement Financing Corporation 5.375%, 6/1/2018	2,500,000	2,490,475

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
Trenton 5.125%, 1/15/2013 (Insured; FGIC)	1,000,000	1,066,570
Western Monmouth Utilities Authority, Revenue 5.15%, 2/1/2008 (Insured; AMBAC)	1,000,000	1,020,480
U.S. Related−2.6%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000 [a]	1,661,625
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5%, 7/1/2022 (Insured; FGIC)	1,615,000	1,697,413
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) 5.50%, 10/1/2008 (Insured; ACA)	1,500,000	1,605,930
Total Investments (cost $182,176,278)	**99.1%**	**189,165,714**
Cash and Receivables (Net)	**.9%**	**1,653,708**
Net Assets	**100.0%**	**190,819,422**

Summary of Abbreviations

ACA	American Capital Access	**FSA**	Financial Security Assurance
AMBAC	American Municipal Bond Assurance Corporation	**LR**	Lease Revenue
		MBIA	Municipal Bond Investors Assurance Insurance Corporation
FGIC	Financial Guaranty Insurance Company		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
AAA		Aaa		AAA	73.9
AA		Aa		AA	6.6
A		A		A	6.7
BBB		Baa		BBB	11.3
Not Rated [b]		Not Rated [b]		Not Rated [b]	1.5
					100.0

[†] *Based on total investments.*

[a] *Bonds which are prefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	182,176,278	189,165,714
Interest receivable		2,504,979
Receivable for investment securities sold		2,343,128
Receivable for shares of Beneficial Interest subscribed		10,000
Prepaid expenses		7,428
		194,031,249
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		108,702
Cash overdraft due to Custodian		750,968
Payable for investment securities purchased		2,118,060
Payable for shares of Beneficial Interest redeemed		169,087
Accrued expenses		65,010
		3,211,827
Net Assets ($)		**190,819,422**
Composition of Net Assets ($):		
Paid-in capital		183,825,384
Accumulated net realized gain (loss) on investments		4,602
Accumulated net unrealized appreciation (depreciation) on investments		6,989,436
Net Assets ($)		**190,819,422**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		13,666,192
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.96**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2005

Investment Income ($):	
Interest Income	**8,824,968**
Expenses:	
Management fee–Note 3(a)	1,188,293
Shareholder servicing costs–Note 3(b)	227,453
Professional fees	51,588
Trustees fees and expenses–Note 3(c)	24,780
Custodian fees	23,701
Registration fees	9,825
Prospectus and shareholders' reports	6,404
Loan commitment fees–Note 2	1,406
Miscellaneous	20,481
Total Expenses	**1,553,931**
Less–reduction in management fee due to undertaking–Note 3(a)	(3,365)
Net Expenses	**1,550,566**
Investment Income–Net	**7,274,402**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	4,878
Net unrealized appreciation (depreciation) on investments	(6,125,427)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,120,549)**
Net Increase in Net Assets Resulting from Operations	**1,153,853**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2005	2004
Operations ($):		
Investment income–net	7,274,402	8,051,054
Net realized gain (loss) on investments	4,878	786,022
Net unrealized appreciation (depreciation) on investments	(6,125,427)	(99,209)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,153,853**	**8,737,867**
Dividends to Shareholders from ($):		
Investment income–net	(7,274,402)	(8,042,330)
Net realized gain on investments	(211,730)	(333,977)
Total Dividends	**(7,486,132)**	**(8,376,307)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	22,571,087	31,869,978
Dividends reinvested	6,142,502	7,076,417
Cost of shares redeemed	(47,362,613)	(45,288,556)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(18,649,024)**	**(6,342,161)**
Total Increase (Decrease) in Net Assets	**(24,981,303)**	**(5,980,601)**
Net Assets ($):		
Beginning of Period	215,800,725	221,781,326
End of Period	**190,819,422**	**215,800,725**
Capital Share Transactions (Shares):		
Shares sold	1,599,387	2,217,796
Shares issued for dividends reinvested	436,155	493,639
Shares redeemed	(3,373,534)	(3,168,428)
Net Increase (Decrease) in Shares Outstanding	**(1,337,992)**	**(456,993)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2005	2004	2003	2002[a]	2001
Per Share Data ($):					
Net asset value, beginning of period	14.38	14.34	13.70	13.82	13.32
Investment Operations:					
Investment income—net	.52[b]	.53[b]	.55[b]	.56[b]	.59
Net realized and unrealized gain (loss) on investments	(.40)	.06	.64	(.13)	.49
Total from Investment Operations	.12	.59	1.19	.43	1.08
Distributions:					
Dividends from investment income—net	(.52)	(.53)	(.55)	(.55)	(.58)
Dividends from net realized gain on investments	(.02)	(.02)	–	–	(.00)[c]
Total Distributions	(.54)	(.55)	(.55)	(.55)	(.58)
Net asset value, end of period	13.96	14.38	14.34	13.70	13.82
Total Return (%)	.82	4.20	8.83	3.15	8.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.78	.79	.79	.77	.80
Ratio of net expense to average net assets	.78	.78	.79	.77	.78
Ratio of net investment income to average net assets	3.67	3.69	3.88	3.99	4.34
Portfolio Turnover Rate	24.16	22.93	39.20	32.37	16.71
Net Assets, end of period ($ x 1,000)	190,819	215,801	221,781	211,253	207,433

[a] *As required, effective April 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets by less than .01%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New Jersey Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and

general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $13,760 undistributed capital gains $11,759 and unrealized appreciation $6,989,436. In addition, the fund had $7,157 of capital losses realized after October 31, 2004, which were deferred for tax purposes to the first day of the following fiscal year.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2005 and March 31, 2004, were as follows: tax exempt income $7,274,402 and $8,042,330, long-term capital gains $143,295 and $333,977 and ordinary income $68,435 and $0, respectively.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended March 31, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2004 through March 31, 2005, to reduce the management fee paid by the fund, if the aggregated annual expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed

an annual rate of .80 of 1% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $3,365, during the period ended March 31, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25 of 1% of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2005, the fund was charged $112,739 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2005, the fund was charged $69,518 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $96,702 and transfer agency per account fees $12,000.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended March 31, 2005, redemption fees charged and retained by the fund amounted to $3,127.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2005, amounted to $47,168,507 and $64,450,111, respectively.

At March 31, 2005, the cost of investments for federal income tax purposes was $182,176,278; accordingly, accumulated net unrealized appreciation on investments was $6,989,436, consisting of $7,152,154 gross unrealized appreciation and $162,718 gross unrealized depreciation.

NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to

the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus New Jersey Intermediate Municipal Bond Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus New Jersey Intermediate Municipal Bond Fund, including the statement of investments, as of March 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2005 and by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New Jersey Intermediate Municipal Bond Fund, at March 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 4, 2005

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended March 31, 2005:

—all the dividends paid from investment income-net during its fiscal year ended March 31, 2005 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are New Jersey residents, New Jersey personal income taxes), and

—the fund hereby designates $.0102 per share as a long-term capital gain distribution of the $.0150 per share paid on July 28, 2004.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2005 calendar year on Form 1099-DIV which will be mailed by January 31, 2006.

Jay I. Meltzer (76)
Board Member (1991)

Principal Occupation During Past 5 Years:
• Physician, Internist and Specialist in Clinical Hypertension
• Clinical Professor of Medicine at Columbia University & College of Physicians and Surgeons
• Faculty Associate, Center for Bioethics, Columbia

No. of Portfolios for which Board Member Serves: 11

————————

Daniel Rose (75)
Board Member (1992)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 22

————————

Warren B. Rudman (74)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Of Counsel to (from January 1993 to December 31, 2003, Partner in) the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP

Other Board Memberships and Affiliations:
• Collins & Aikman Corporation, Director
• Allied Waste Corporation, Director
• Raytheon Company, Director
• Boston Scientific, Director

No. of Portfolios for which Board Member Serves: 20

————————

Sander Vanocur (77)
Board Member (1992)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 59 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 51 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JOHN B. HAMMALIAN, Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 36 investment companies (comprised of 45 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since February 1991.

STEVEN F. NEWMAN, Assistant Secretary since March 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of the Manager, and an officer of 88 investment companies (comprised of 194 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since March 2000.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 24 investment companies (comprised of 55 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 198 portfolios) managed by the Manager. He is 34 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus New Jersey
Intermediate Municipal
Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2004, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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